UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

CHC Group Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G07021101
(CUSIP Number)

July 29, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,225,282
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,225,282
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,082,403
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 2,082,403
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,082,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,219,529
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,219,529
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,529
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON Mast Admiral Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,797
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 155,797
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,797
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,683,011
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,683,011
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,683,011
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. G07021101

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,683,011
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,683,011
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,683,011
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G07021101

Item 1(a).	Name of Issuer:

CHC Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

190 Elgin Avenue, George Town, Grand Cayman, KYI-9005, Cayman Islands

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Mast Credit Opportunities I Master Fund Limited (“Credit Opportunities”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast OC I Master Fund L.P. (“OC I Master”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast Select Opportunities Master Fund LP (“Select Opportunities”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

Mast Admiral Master Fund L.P. (“Admiral Master”)
c/o International Fund Services a State Street Company
P.O. Box 896
Gardenia Court
Suite 3307
45 Market Street
Camana Bay, Grand Cayman
Cayman Islands, KY1-1103
Citizenship: Cayman Islands

CUSIP NO. G07021101

Mast Capital Management, LLC (“Capital”)
200 Clarendon Street
51st Floor
Boston, MA 02116
Citizenship: Delaware

David J. Steinberg (“Steinberg”)
200 Clarendon Street
51st Floor
Boston, MA 02116
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

G07021101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP NO. G07021101

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on July 29, 2014, (i) Credit Opportunities beneficially owned 1,225,282 shares of Common Stock, (ii) OC I Master beneficially owned 2,082,403 shares of Common Stock, (iii) Select Opportunities beneficially owned 1,219,529 shares of Common Stock and (iv) Admiral Master beneficially owned 155,797 shares of Common Stock.

Capital, as the investment advisor of each of Credit Opportunities, OC I Master, Select Opportunities and Admiral Master, and Steinberg, as the manager of Capital, may be deemed to beneficially own 4,683,011 shares of Common Stock beneficially owned in the aggregate by Credit Opportunities, OC I Master, Select Opportunities and Admiral Master.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Capital and Steinberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and Admiral Master, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 80,519,484 shares of Common Stock outstanding as of July 8, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on July 10, 2014.

As of the close of business on July 29, 2014, (i) Credit Opportunities beneficially owned approximately 1.5% of the outstanding shares of Common Stock, (ii) OC I Master beneficially owned approximately 2.6% of the outstanding shares of Common Stock, (iii) Select Opportunities beneficially owned approximately 1.5% of the outstanding shares of Common Stock,  (iv) Admiral Master beneficially owned less than 1% of the outstanding shares of Common Stock and (v) each of Capital and Steinberg may be deemed to beneficially own approximately 5.8% of the outstanding shares of Common Stock.

CUSIP NO. G07021101

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Capital and Steinberg have voting and dispositive power over the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and Admiral Master.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G07021101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2014

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED			MAST OC I MASTER FUND L.P.

			By:	Mast OC I IA, LLC, its general partner

By:	/s/ David J. Steinberg		By:	/s/ David J. Steinberg
	Name:	David J. Steinberg		Name:	David J. Steinberg
	Title:	Authorized Signatory		Title:	Authorized Signatory

MAST SELECT OPPORTUNITIES MASTER FUND L.P.			MAST CAPITAL MANAGEMENT, LLC

By:	Mast Select Opportunities GP, LLC, its general partner

By:	/s/ David J. Steinberg		By:	/s/ David J. Steinberg
	Name:	David J. Steinberg		Name:	David J. Steinberg
	Title:	Authorized Signatory		Title:	Manager

MAST ADMIRAL MASTER FUND L.P.

	By:	Mast Admiral GP, LLC, its general partner

/s/ David J. Steinberg	By:	/s/ David J. Steinberg
DAVID J. STEINBERG		Name:	David J. Steinberg
		Title:	Authorized Signatory